Exhibit (e)(22)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

BERT VLADIMIR, Individually and On Behalf Of All Others Similarly Situated,	Index No. 650163-2007

Plaintiff

vs.

BIOENVISION INC., CHRISTOPHER B. WOOD, MICHAEL G. KAUFFMAN, THOMAS SCOTT NELSON, STEVEN A. ELMS, ANDREW SCHIFF and JOSEPH P . COOPER,

Defendants.

MEMORANDUM OF LAW IN SUPPORT OF
PLAINTIFF’S ORDER FOR EXPEDITED DISCOVERY PROCEEDING S

I. INTRODUCTION

Plaintiff, by his undersigned attorneys, respectfully submits this Memorandum of Law in support of his motion for an order granting expedited discovery in the above-referenced action. Plaintiff’s motion specifically requests that the Court grant an order: (1) granting plaintiff leave to obtain disclosure from defendants on an expedited basis; (2) directing defendants to produce all documents responsive to Plaintiff’s First Request for Production of Documents, annexed to the Notice of Motion as Exhibit A; (3) directing defendants to provide responses to plaintiff’s First Set of Interrogatories Propounded to Defendants, attached to the Notice of Motion as Exhibit B; (4) granting plaintiff leave to obtain disclosure from UBS Securities LLC (“UBS”) on an expedited basis; and (5) directing UBS to produce all documents responsive to Plaintiff’s Subpoena Duces Tecum, annexed to the Notice of Motion as Exhibit C .

II. STATEMENT OF FACTS

A. Background of the Action

On May 29, 2007, defendants announced the definitive agreement on a proposed merger transaction (the “Proposed Merger”) that would result in Bioenvision Inc. (“Bioenvision” or the “Company”) becoming a wholly owned subsidiary of Genzyme Corporation (“Genzyme”)) . The proxy solicitation materials were filed by the Company with the Securities and Exchange Commission (“SEC”) on the same date. Under the terms of the Proposed Merger, valued at approximately $345 million, Bioenvision’s stockholders will receive $5.60 per share of common stock in cash, in consideration of tendering their shares. Neither Bioenvision nor Genzyme has disclosed whether any other potential suitors were allowed an opportunity to submit competing acquisition offers. As the Proposed Merger is expected to close in July 2007, time is clearly of the essence in this action.

Plaintiff’s Complaint, filed on June 6, 2007 (the “Complaint”) alleges that the Company’s Board of Directors (the “Board” or the “Director Defendants”) failed to take the proper steps to maximize shareholder value, subverted the auction process and agreed to a number of restrictive provisions in connection with the Proposed Merger, thereby frustrating other potential bidders . The Complaint further alleges that the Board is showing preferential treatment to Genzyme and is not engaging in procedural safeguards to ensure that Bioenvision’s shareholders receive the maximum value for their shares.

B. Terms of the Merger Agreement

The Merger Agreement filed by Bioenvision with the SEC on May 29, 2007 (the “Merger Agreement”), contains a number of restrictive provisions limiting the Company’s ability to solicit alternative acquisition proposals or provide information to and engage in discussions with third parties. By way of example, the ‘no-shop’ provision recites that as a condition to the Merger Agreement and an inducement to Genzyme:

. . .the Company shall not, and shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of its subsidiaries (collectively, “Representatives”) to, directly or indirectly, (I) initiate, solicit, or knowingly encourage, or take any action to facilitate, the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal or grant any waiver or release under any standstill or other agreement .

Merger Agreement, Section 5.2(a) (emphasis supplied).

The ‘no-shop’ clause improperly restrains the Board’s exercise of its unremitting fiduciary duties to the Company’s shareholders, including the duty to obtain the best possible price for the Company stock in an acquisition transaction. Section 5.2 of the Merger Agreement entirely precludes the Board from discussing or exploring any alternative acquisition proposal, unless the Board determines that it is reasonably likely that the acquisition proposal will result in a ‘Superior Proposal,’ which is defined as a proposal for not less than 100% of the outstanding stock of the Company on better financial terms than the Proposed Merger. If an alternative acquisition proposal is made for less than 100% of Bioenvision stock, the Merger Agreement precludes the Board from considering the proposal regardless of its financial terms.

The no-shop’ provision also prohibits the Board from changing or withdrawing its recommendation of the Proposed Merger, unless the change or withdrawal is based on a ‘Superior Proposal.’ Thus, the Board cannot withdraw or change its recommendation of the Proposed Merger, regardless of the financial terms of any proposal, for less than 100% of Bioenvision’s outstanding stock. This 100% preclusion threshold is economically irrational, given that the Company is widely regarded as a valuable acquisition target for investors looking for a company with strong long term growth potential.

In addition to the restrictive “no-shop” provision, the Merger Agreement contains an irrevocable “Top-Up Option,” that enables Genzyme to purchase the additional shares it would need to increase its share ownership after expiration of the Tender Offer to “one share more than 90% of the shares of Company Common Stock,” thus allowing Genzyme to fully purchase Bioenvision in the event that shareholders do not tender enough shares to permit Genzyme to effect a short-form merger.

The Director Defendants also agreed to a termination fee of $9 million, effectively ensuring the sale of the Company to Genzyme. Acceptance of any third-party proposal would trigger the payment of the $9 million termination fee, thereby discouraging other potential bidders from emerging, and precluding the Board from freely and effectively exercising its business judgment in the interests of Bioenvision’s shareholders.

C. The Board’s Support of the Proposed Merger

Despite the inclusion of the “no shop” provision, the “top-up option,” and the $9 million termination fee in the Merger Agreement, the Board unanimously approved the Proposed Merger, and certain officers, directors and/or shareholders of Bioenvision have entered into Tender and Voting Agreements in support of the Proposed Merger. According to Form 8-K, filed with the SEC on May 29, 2007, these individuals and/or entities consist of (I) all of Bioenvision’s Directors, including Defendant Wood; (ii) certain executive officers of Bioenvision, including David P. Luci (Executive Vice President, General Counsel and Secretary), Kristen M . Dunker (Vice President, Corporate Compliance and Associate General Counsel), Robert Sterling (Vice President, Business Development), Ian Abercombie (Program Director, Europe), and Hugh S. Griffith (Chief Operating Officer); and (iii) Perseus-Soros Biopharmaceutical Fund, L.P., the largest shareholder of Bioenvision for which Defendants Elms and Schiff serve as managing directors.

D. Reported Opposition to the Proposed Merger

On May 30, 2007, the Associated Press, in an article entitled “Bioenvision Shareholder Opposed Buyout,” reported that SCO Capital Partners LLC (“SCO Capital”), which is a beneficial owner of 7.2 million shares of Bioenvision, representing a 13 .4% stake in the Company, opposes the Proposed Merger. The article provided, in relevant part:

[SCO Capital] said it does not plan to tender its shares in connection with the deal and will not vote in favor, based on the information available.

In a letter to the board on [May 29, 2007], SCO Capital Chairman Steven H. Rouhandeh called the deal “particularly ill-timed” because the company recently completed a dilutive financing to fund additional clinical trials for pediatric leukemia treatment Evoltra. Rouhandeh also noted that the company is expecting an Evoltra approval in adult leukemia within months.

“The company just traded off a 52-week low, so it seems odd that buyout negotiations would be taking place in this timeframe,” he wrote. “We currently oppose the deal.”

(Emphasis supplied).

The same day, TheStreet.com, in an article entitled “Bioenvision Shareholder Says Bid ‘Ill-Timed,’” reported that:

SCO Capital... is dissatisfied because of the potential it sees in the company’s pipeline.

***

Similarly, analysts at Rodman & Renshaw said in a report [on May 29, 2007] that they believe “the transaction price does not reflect a fair value for the company.”

***

Since the announcement of the deal... Bioenvision has been the subject of several analyst downgrades. Friedman Billings lowered its rating from outperform to market perform, UBS revised its rating from buy to neutral, Rodman & Renshaw downgraded it from market outperform to market perform and AG Edwards lowered its rating from buy to hold.

(Emphasis supplied).

On June 5, 2007, the Associated Press, in an article entitled “Bioenvision Investor Criticizes Board,” reported that SCO Capital Chairman Steven H. Rouhandeh, wrote another letter to the Board, in which he stated that he is concerned about “the appearance of conflicts of interest” among the board members affiliated with Perseus-Soros Biopharmaceutical Fund LP, the Company’s largest shareholder. The article further provided that:

Rouhandeh criticized the company for failing to undertake a formal sale or auction process and accused

Perseus-Soros of brokering a “quick sale” to Genzyme after tiring of the investment.

***

Rouhandeh said the shareholder has been “inundated with calls” from investors who also oppose the deal.

***

“If Perseus-Soros wants an exit strategy, they should sell their shares to other investors rather than orchestrating a poorly-timed and inadequately priced tender offer,” [Rouhandeh] wrote.

(Emphasis added).

E. Relief Sought

Plaintiff’s action seeks injunctive relief pertaining to the Proposed Merger, which is scheduled to close in July 2007. Alternatively, in the event that the Proposed Merger is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed to him and the other Bioenvision stockholders by the Board.

F. Information Sought on Expedited Basis in the Present Action

Plaintiff seeks to expedite discovery in order to ensure the propriety of the process through which Bioenvision’s public shareholders will lose their ownership interest in the Company. Plaintiff’s discovery requests are designed to obtain information concerning the questions remaining open about the Proposed Merger, including, inter alia: (1) the companies, other than Genzyme, expressed interest in acquiring Bioenvision; (2) how many management presentations were made to those interested companies; (3) what negotiations were conducted with those other interested companies; (4) whether defendants ended negotiations with other interested companies in favor of Genzyme; (5)

what steps were taken to insure that the directors charged with considering the proposed transaction were independent from any influence by management or management’s assigns who held a majority of Bioenvision stock; (6) what if any prior relationship was there between Bioenvision, the Director Defendants, and UBS Securities LLC (“UBS”), which had been retained as a financial advisor to the Board; (7) how much UBS was paid for providing fairness opinions; (8) what projections were given to UBS by Bioenvision’s management and the Board; (9) at what price Genzyme values Bioenvision; (10) what Genzyme’s future plans are for Bioenvision; and (11) what members of Bioenvision’s management will remain with the Company after its acquisition by Genzyme.

III. ARGUMENT

A. Expedited Discovery is Necessary and Appropriate

The New York Civil Practice Law and Rules (“CPLR”) gives this Court broad discretion to permit expedited discovery. CPLR Rule 3106(a) expressly provides that the Court may grant leave for the noticing of a party’s deposition (and the production of related documents, CPLR Rule 3111) before the party’s time to serve a responsive pleading has expired. Moreover, CPLR Rule 3107 expressly provides that, upon Court order, a party desiring to take .a deposition of any person upon oral examination may give each party fewer than the ordinarily required twenty days notice. Similarly, CPLR Rule 3106(b) expressly provides that, upon Court order obtained on a motion with or without notice, service of a deposition subpoena upon a non-party may be made sooner than the ordinarily required twenty days before the deposition. Likewise, in connection with document discovery pursuant to CPLR Rule 3120, the Court has broad discretion under

CPLR § 3103 to issue an order regulating discovery – including advancing the time for the production of documents.

Indeed, courts have not been hesitant to grant applications for expedited discovery in appropriate circumstances. See Columbus Hockey Ltd. v. National Hockey League, N.Y.L.J., February 18, 1998, Sup. Ct. NY County (Cahn, J.) (motion for expedited discovery granted in action for injunctive relief) ; First Transcable Corp. v. Avalon Pictures, Inc., 184 A.D.2d 254, 585 N.Y.S.2d 195 (1st Dept. 1992) (expedited discovery ordered in action by shareholder for breach of fiduciary duty against corporate directors) .

B. Plaintiff’s Rights will be Prejudiced Absent Expedited Discovery

It is well established that expedited discovery is appropriate where, as here, anticipated impending corporate activity expected to adversely affect substantial corporate and shareholder rights forces the prosecution of an action in an expedited fashion. Here, unless plaintiff’s request for expedited discovery is granted, plaintiff will be severely prejudiced because he will not be able to present his case for preliminary and permanent injunctive relief (or, in the alternative, for rescission) in time for meaningful relief to be granted . If the Proposed Merger is consummated prior to completion of significant discovery, plaintiff and the Court will be placed in the position of trying to unscramble a fait accompli.

Among the most fundamental shareholder rights is the right to cast a meaningful vote based upon complete and accurate information. That right has been cast into doubt by including in the terms of the Proposed Merger such deal protection devices as the “no shop” provision, the “top-up option,” and the $9 million termination fee that any other potential bidder will have to overcome in making a superior offer.

The fairness of the terms of the Proposed Merger has been further undermined by SCO Capital’s opposition to the Proposed Merger, the conflict of interest charges brought up by SCO Capital (see the discussion supra), and the downgrading of Bioenvision stock by several prominent investment firms. Because the potential conflict of interest was not explained by the Company in its May 29, 2007 press release, such failure could be a precursor to further non-disclosures. Expedited discovery will enable plaintiff to determine the accuracy of the merger solicitation materials before they are distributed to the shareholders, thereby assuring an informed and meaningful vote.

The expedited discovery is required because virtually all of the relevant documents and information are in the possession of Bioenvision and its directors, officers and advisors. In order to force defendants to adhere to their fiduciary duties by acting in the best interest of Bioenvision’s shareholders, plaintiff needs to take limited discovery before the time normally permitted by the CPLR

Furthermore, expedited discovery is necessary here because the Proposed Merger is scheduled to close in July 2007. Thus, time is plainly an essential factor in this transaction. If plaintiff is forced to abide by the normal discovery deadlines for production of documents (CPLR Rule 3120), twenty days, at the very least, will have passed with no substantive activity having taken place. Furthermore, pursuant to CPLR Rule 3132, “[i]nterrogatories may not be served upon a defendant, before that defendant’s time for serving a responsive pleading has expired.” In this case, no Answer has yet been filed. Thus, assuming the interrogatories will be served as soon as Defendants’ Answer is filed, defendants will be entitled to twenty additional days after service of interrogatories to serve their responses (CPLR Rule 3133).

Plaintiff will be severely prejudiced if he must proceed under the normal discovery deadlines, as he will not obtain the information requested in his document requests for at least three weeks and more likely longer . As far as interrogatory requests, that information may not be received by plaintiff for months, while in the meantime the Proposed Merger is scheduled to close in July 2007.

Absent expedited discovery, plaintiff will not have sufficient time to conduct discovery, to analyze the fairness of the offer, and to seek injunctive relief if necessary. The merger-related information specified below should be immediately made available to plaintiff so that plaintiff’s experts can perform their own independent valuation of Genzyme’s acquisition offer prior to the vote of Bioenvision’s shareholders. Every delay in obtaining documents and related discovery will hamper plaintiff’s ability to obtain the relief necessary to ensure that Bioenvision’s public shareholders receive fair value in any sale of the Company. The injury to plaintiff and the Class (as defined in the complaint), should the Proposed Merger go through, is imminent and real.

In contrast, the de minimis burden that the slightly expedited discovery will place upon defendants will not prejudice them. Indeed, it is the consequences of defendants’ actions, the speed of the likely closing of the Proposed Merger, and defendants’ ability to complete the Proposed Merger at any time in their discretion that necessitate this application for expedited discovery . Plaintiff is merely seeking to ensure that the discovery to which plaintiff is indisputably entitled may be had within an appropriate period of time. Without expedited discovery, plaintiff will be virtually powerless to prevent imminent irreparable harm from being inflicted upon him and the other members of the Class. The Court should therefore exercise its discretion and order expedited discovery as is explicitly provided for by the CPLR.

CONCLUSION

For the reasons stated herein, as well as those set forth in the Harwood Affirmation, plaintiff’s motion by order to show cause for expedited discovery should be granted.

Dated: June 18, 2007
Respectfully submitted,

By:	/s/ Robert I Harwood
Robert I Harwood Jeffrey M. Norton HARWOOD FEFFER LLP 488 Madison Avenue New York, NY 10022 Tel: (212) 935-7400 Fax: (212) 753-363 0

SQUITIERI & FEARON, LLP Lee Squitieri 32 East 57th Street 12th Floor New York, NY 10022 Tel: (212) 421-6492 Fax: (212) 421-6553

Counsel for Plaintiff